UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) May 6, 2021

INDEPENDENCE HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	**001-32244**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value	IHC	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) if the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 (Results of Operations and Financial Condition) is intended to be furnished. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities and Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

On May 6, 2021, Independence Holding Company issued a news release announcing its 2021 first-quarter results, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits:

Exhibit 99.1	News Release of Independence Holding Company dated May 6, 2021: Independence Holding Company Announces First-Quarter Results.
Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY
(Registrant)

By: Teresa A. Herbert   Date: May 7, 2021

/s/ *Teresa A. Herbert*
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

EXHIBIT 99.1

INDEPENDENCE HOLDING COMPANY   CONTACT: Loan Nisser
96 CUMMINGS POINT ROAD   (646) 509-2107
STAMFORD, CONNECTICUT 06902   www.IHCGroup.com
NYSE: IHC

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES
2021 FIRST-QUARTER RESULTS

Stamford, Connecticut, May 6, 2021. Independence Holding Company (NYSE: IHC) today reported 2021 first-quarter results.

Financial Results

Net income attributable to IHC was $5,621,000, or $.38 per share, diluted, for the three months ended March 31, 2021 compared to $4,278,000, or $.29 per share, diluted, for the three months ended March 31, 2020.

The Company reported revenues of $124,657,000 for the three months ended March 31, 2021 compared to revenues for the three months ended March 31, 2020 of $103,997,000. The increase in revenues primarily relates to an increase for the Paid Family Leave ("PFL") portion of our New York disability law ("DBL") business, higher premium volume in our pet insurance business and an increase in sales of insurance products (primarily senior products, Affordable Care Act ("ACA") plans and small group stop-loss) by the IHC agencies for multiple unaffiliated insurance carriers.

Chief Executive Officer's Comments

Roy T. K. Thung, Chief Executive Officer, commented, "We are pleased with the increases in net income and revenues for the first quarter of 2021, primarily attributable to the performance of our DBL/PFL line of business as referenced above. Partially offsetting these positive results, we are experiencing a sharp drop in short term medical sales due to changes in the ACA, including the extended Special Enrollment Period for ACA coverage and the increased Advanced Premium Tax Credits, also known as subsidies, which have made ACA plans more affordable for many people who in the past may have elected short term medical. The Company expects weak sales in short term medical to continue. In addition, the group life incidence rate was higher than expected in the first quarter due to COVID-19 reported deaths, but subsequent to March 31st the death rates have returned to normal."

Mr. Thung added, "IHC has a very strong balance sheet with no indebtedness and a very substantial amount of free cash at the corporate level and significant excess capital in our insurance companies. Our book value was $32.36 per share at March 31, 2021. Our overall investment portfolio continues to be very highly rated (on average, AA) and has an effective duration of under three years."

About Independence Holding Company

Through our subsidiaries, Independence Holding Company (NYSE: IHC) underwrites and distributes health, group disability and life, New York State DBL and paid family leave, and pet insurance. IHC underwrites policies in all 50 states, Washington D.C., Puerto Rico and the U.S. Virgin Islands through our three carriers: Independence American Insurance Company, Standard Security Life Insurance Company of New York ("Standard Security Life") and Madison National Life Insurance Company, Inc. We also distribute products nationally through multiple channels, including our agencies, call centers, advisors, direct and affinity relationships, Web Broker, and web properties, including www.healthedeals.com; www.healthinsurance.org; www.medicareresources.org; www.petplace.com; and www.mypetinsurance.com. As previously announced, IHC recently entered into a stock purchase agreement to sell all of the issued and outstanding capital stock of Standard Security Life. To learn more, visit https://ihcgroup.com/.

Forward-looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.

INDEPENDENCE HOLDING COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
March 31, 2021

(In Thousands, Except Shares and Per Share Data)

	Three Months Ended March 31,	
	2021	2020
REVENUES:		
Premiums earned	$ 115,141	$ 96,050
Net investment income	2,592	3,240
Fee income	6,356	3,942
Other income	353	477
Net investment gains	215	288
	124,657	103,997
EXPENSES:		
Insurance benefits, claims and reserves	67,378	54,058
Selling, general and administrative expenses	50,420	44,574
	117,798	98,632
Income before income taxes	6,859	5,365
Income taxes	1,293	1,043
Net income	5,566	4,322
(Income) loss from noncontrolling interests	55	(44)
NET INCOME ATTRIBUTABLE TO IHC	$ 5,621	$ 4,278
Basic income per common share	$ .38	$ .29
WEIGHTED AVERAGE SHARES OUTSTANDING	14,641	14,856
Diluted income per common share	$ .38	$ .29
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	14,778	14,911

As of May 6, 2021, there were 14,639,449 common shares outstanding, net of treasury shares.

INDEPENDENCE HOLDING COMPANY

CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands)

	March 31, 2021	December 31, 2020
ASSETS:		
Investments:		
Short-term investments	$ 1,559	$ 2,634
Securities purchased under agreements to resell	145,392	49,990
Fixed maturities, available-for-sale	390,942	406,649
Equity securities	2,671	6,119
Other investments	10,768	8,238
Total investments	551,332	473,630
Cash and cash equivalents	22,123	72,089
Due and unpaid premiums	40,688	29,182
Due from reinsurers	357,053	357,205
Goodwill	74,900	74,900
Other assets	78,876	76,150
TOTAL ASSETS	$ 1,124,972	$ 1,083,156
LIABILITIES AND STOCKHOLDERS' EQUITY:		
LIABILITIES:		
Policy benefits and claims	$ 193,282	$ 179,232
Future policy benefits	196,439	198,086
Funds on deposit	141,891	141,376
Unearned premiums	43,798	12,789
Other policyholders' funds	11,920	12,001
Due to reinsurers	2,634	3,872
Accounts payable, accruals and other liabilities	58,961	63,682
TOTAL LIABILITIES	648,925	611,038
Commitments and contingencies		
Redeemable noncontrolling interest	2,258	2,312
STOCKHOLDERS' EQUITY:		
Preferred stock (none issued)	-	-
Common stock	18,625	18,625
Paid-in capital	125,189	124,757
Accumulated other comprehensive income	2,268	4,197
Treasury stock, at cost	(77,228)	(77,088)
Retained earnings	404,894	399,273
TOTAL IHC STOCKHOLDERS' EQUITY	473,748	469,764
NONREDEEMABLE NONCONTROLLING INTERESTS	41	42
TOTAL EQUITY	473,789	469,806
TOTAL LIABILITIES AND EQUITY	$ 1,124,972	$ 1,083,156